Via Facsimile and U.S. Mail
Mail Stop 6010

October 2, 2006

Mr. Richard C. Henriques, Jr.
Vice President, Controller and Principal Accounting Officer
Merck & Co., Inc.
One Merck Drive
Whitehouse Station, NJ 08889-0100

       Re: Merck & Co., Inc.
                Form 10-K for the year ended December 31, 2005
                Filed on March 13, 2006
                File No. 001-03305

Dear Mr. Henriques:

     We have completed our review of your Form 10-K and have no further comments
at this time.

                Sincerely,

                Kevin Woody
                Branch Chief